

Mail Stop 3561

July 23, 2018

<u>Via E-mail</u>
Ms. Elizabeth McGregor
Chief Financial Officer
Tahoe Resources Inc.
5310 Kietzke Lane, Suite 200
Reno, NV 89511

    Re: **Tahoe Resources Inc.**
           Form 40-F for Fiscal Year Ended December 31, 2017
           Filed February 23, 2018
           File No. 001-35531

Dear Ms. McGregor:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               /s/ Rufus Decker

               Rufus Decker
               Accounting Branch Chief
               Office of Beverages, Apparel, and Mining